Exhibit (a)(1)(K)



                 SCHNEIDER ELECTRIC COMPLETES CASH TENDER OFFER
                           FOR BEI TECHNOLOGIES, INC.

Rueil-Malmaison, France - 10-4-2005--Schneider Electric SA (Euronext: SCHN) today announced the successful completion of the offer by its indirect wholly owned subsidiary, Beacon Purchaser Corporation, to purchase all of the outstanding shares of common stock of BEI Technologies, Inc. (Nasdaq: BEIQ) at a price of $35.00 per share. The tender offer expired at midnight, New York City time, on Monday, October 3, 2004.

Schneider Electric has been advised by American Stock Transfer & Trust Company, the depositary for the tender offer, that as of midnight, New York City time, on Monday, October 3, 2005, stockholders of BEI had tendered into the tender offer 14,052,004 shares of BEI common stock, which represent approximately 93.3% of BEI's outstanding common stock. AST has also advised Schneider Electric that there are 631,269 outstanding notices of guaranteed delivery. In addition, 539,427 shares of restricted stock have also been deposited with the Depositary. These restricted shares are not included in the foregoing totals, as they could not be validly tendered in the tender offer and may only be acquired through the merger.

Schneider Electric intends to complete the acquisition of BEI through a short-form merger on or about October 5, 2005, in which all outstanding shares of BEI common stock not purchased by Schneider Electric in the tender offer will be converted into the right to receive $35.00 per share in cash, without interest.

Requests for documents may be directed to Mackenzie Partners, Inc., the information agent for the tender offer, at 800-322-2885. American Stock Transfer & Trust Company is acting as depositary for the tender offer. The dealer manager for the tender offer is Merrill, Lynch, Pierce, Fenner & Smith Incorporated.

About Schneider Electric
Schneider Electric is the world's Power & Control leader. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, energy and infrastructure markets. Schneider Electric has 85,000 employees worldwide, operations in 130 countries and recorded sales of (euro)10.4 billion in 2004 through the 13,000 sales outlets of its distributors.

Schneider Electric: Give the best of the New Electric World to everyone, everywhere, at any time


                   Investor Relations :           Media contact :               Media contact :
                   Schneider Electric             Schneider Electric            DGM
                   Alexandre Brunet               Veronique Moine               Michel Calzaroni
                                                                                Olivier Labesse
[GRAPHIC OMITTED]  tel. +33 (0)1 41 29 70 71      tel. +33 (0)1 41 29 70 76     tel. +33 (0)1 40 70 11 89
                   fax  +33 (0)1 41 29 71 42      fax  +33 (0)1 41 29 71 95     fax  +33 (0)1 40 70 90 46
                   www.schneider-electric.com
                   --------------------------
                   ISIN: FR0000121972
